

August 18, 2011

<u>Via E-mail</u>
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

>   **Re: S1 Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 3, 2011**
>   **File No. 000-24931**

Dear Mr. Keating:

   We have reviewed your letter dated August 18, 2011 responding to our comment letter of the same date and have the following additional comment.

1.   We note your response to prior comment 1, and for the reasons conveyed to Nathaniel DeRose of Hogan Lovells, counsel to S1 Corporation, on a telephone call earlier today, we continue to believe that the Company did not comply with Exchange Act Rule 14a-13. Please revise the proxy statement to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any further examination of the Company's non-compliance with this rule at this time, please confirm in your response that the Company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

   Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,
>
>   /s/ Perry J. Hindin
>
>   Perry J. Hindin
>   Special Counsel
>   Office of Mergers & Acquisitions